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Mark W. Coffin
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mark.coffin@arlaw.com

July 31, 2006

Via Federal Express and EDGAR
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F St. NE
Washington, D.C. 20549

Re:	BPZ Energy, Inc.
Amendment No. 2 to Registration Statement on
Form SB-2
Filed January 17, 2006
File No. 333-126934

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005
File No. 0-29098

Forms 10-QSB for the Fiscal Quarters Ended
March 31, 2005, June 30, 2005 and September 30, 2005
Response Letter Dated June 13, 2006
File No. 0-29098

Dear Mr. Schwall:

Set forth below are the responses of BPZ Energy, Inc. (the “Company”) to the comments contained in your letter dated July 12, 2006 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the July 12, 2006 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

4400 One Houston Center, 1221 McKinney • Houston, Texas 77010 • (713) 652-5151 • Fax (713) 652-5152 • www.arlaw.com

SB-2

General

1.                                      Where comments on a section or disclosure document also relate to disclosure in another section or disclosure document, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.

Response:

The Company has noted this comment and will make parallel changes in its filings where applicable.

2.                                      Please provide a Recent Developments Section that provides a concise and accurate summary of all the events relating to the dispute, eventual settlement agreement, and subsequent court order regarding the issue of whether BPZ was a record owner of Navidec Financial Services subsequent to September 9, 2004.

Response:

The Company will comply with this comment by adding a “Recent Developments Section” that reads as follows:

On July 8, 2004, Navidec and BPZ-Texas (collectively, now the “Company”) entered into a Merger Agreement (the “Merger Agreement”) which was consummated on September 10, 2004 (the “Merger”).  The Merger Agreement provided that all of the pre-merger business operations, assets and liabilities of Navidec would be transferred to a wholly-owned subsidiary, Navidec Financial Services, Inc. (“NFS”), followed by the transfer of NFS to the pre-merger shareholders of record as of September 9, 2004, the date prior to the consummation of the Merger. See “Business and Properties—Navidec Merger Transaction,” “Risk Factors - The transfer of NFS could result in liability to the Company because the shares transferred were not registered with the SEC,” and Note 2 to the Consolidated Financial Statements, included in this filing, for detailed discussion regarding the Merger.

The Merger Agreement provided that the transfer of all of the pre-merger business operations, assets and liabilities of NFS was effective as of September 9, 2004. Accordingly, the Company originally believed that it had no continuing ownership of NFS and, therefore, did not account for the post-merger operations of NFS in the presentation of its financial statements. After receipt of comments from the SEC in connection with its review of the Company’s registration statement on Form SB-2 originally filed on July 27, 2005 and further review of this issue, the Company concluded it was the record, but not beneficial, owner of NFS shares, and that any ownership interest was at most temporary. The Company therefore decided to restate its financial statements to more accurately reflect the impact of its temporary ownership of NFS on the equity method.  However, the SEC continued to comment on the accounting presentation of the Company’s ownership of NFS.

In part because of difficulty obtaining necessary information from NFS to clarify the ownership issue, the Company commenced an action against NFS (the “Action”) on or about February 13, 2006, in District Court, Arapahoe County, Colorado (the “Court”), seeking dissolution of NFS, the appointment of a receiver, and access to NFS corporate records.  The Company commenced the Action uncertain whether or when the required spin-off of NFS shares pursuant to the terms and conditions of the Merger had occurred under Colorado corporate law. BPZ asserted in the Action that it believed it was a record shareholder of NFS as of the date of the request and had standing for the relief sought.  NFS denied that the Company had standing to act as a shareholder and asserted that the Company had not been a shareholder of NFS since September 9, 2004.

On May 19, 2006, the Company entered into a Settlement Agreement and Mutual Release (the “Agreement”) by and among the Company, NFS and John McKowen, the Chief Executive Officer of NFS and former Chief Executive Officer and Director of the Company (collectively, the “Parties”).  The Agreement settled all disputes amongst the Parties relating to the Action, seeking dissolution of NFS, the appointment of a receiver, and access to the NFS corporate records. The Agreement provided for (i) agreed access by the Company to the financial records of NFS, (ii) a complete mutual release between the Parties of any and all claims relating to the Action, and (iii) the granting of certain rights extending the exercise period for options and warrants held by NFS and certain of its affiliates, certain rights concerning cashless exercise of those securities if they are not registered by January 30, 2007, and certain modifications to the registration rights held by NFS and certain of its affiliates, permitting the Company to complete the registration of securities issued in the $34.4 million private placement completed by the Company in July, 2005, before registering Company securities held by NFS and certain of its affiliates.

In addition, the Agreement provided that NFS would file for declaratory relief or a declaratory action in the Court solely on the issue of whether the Company was a record owner of NFS shares at any time after September 9, 2004.  On June 20, 2006, the Court issued its Findings of Fact and Conclusions of Law (the “Order”) in connection with the declaratory action sought by the Parties on the issue of the Company’s record ownership in NFS.  The Order stated that BPZ was not a shareholder of NFS at any time after September 9, 2004.

3.                                      Please provide updated consents with your next amendment.

Response:

The Company will comply with this comment by providing updated consents in its Form S-1. (Beginning in 2006, the Company no longer meets the definition of a small business issuer as defined in Rule 405 of the Securities Act and will therefore re-file its Form SB-2/A on Form S-1.)

4.                                      Please update your financial statements with your next amendment.

Response:

The Company will comply with this comment by filing its first quarter Form 10-Q and by including such first quarter numbers in its Form S-1. The Company anticipates filing its second quarter Form 10-Q on a timely basis.

Risk Factors, page 3

5.                                      We refer you to our subsequent comment number 7.  Provide risk factor disclosure that addresses the potential risk exposure resulting from your prior involvement and association with Navidec Financial Services and a spin-off transaction that could be deemed to have been in violation of the securities laws.

Response:

The Company will comply with this comment by inserting a risk factor that reads as follows:

The transfer of NFS could result in liability to the Company because the shares transferred were not registered with the SEC.

On September 9, 2004, the day prior to the effective date of the Merger, Navidec assigned all of its pre-merger business operations, assets and liabilities to Navidec Financial Services, Inc. (“NFS”), and all issued and outstanding shares of NFS were subsequently transferred to the Navidec pre-merger shareholders of record as of September 9, 2004, for no cash consideration.

Pursuant to the terms of the Merger Agreement, the transfer and any necessary qualifications or registrations of the NFS shares under applicable securities laws was agreed to be handled by NFS, and the

Company believed, based on information provided by NFS and its advisors, that NFS had undertaken the necessary actions to comply with applicable registration requirements.  However, because a registration of the NFS shares was not effective at the time of the transfer of the NFS shares and has still not become effective, it may be determined that the distribution of the NFS shares was made without full compliance with registration or qualification requirements under applicable securities laws.  As a result, although the Company took no actions in connection with the transfer, the Company might incur liability, as a successor to Navidec, by merger, with respect to any damages resulting from such failure to register.  If, despite the fact that the Company did not control the transfer of the NFS shares, regulatory authorities determine that the Company did not comply with applicable registration requirements with respect to the transfer, fines or other sanctions might be imposed on the Company.

Managements’ Discussion and Analysis and Plan of Operation

Results of Operations, page 21

6.                                      We note that you have not responded to the following comment issued in our comment letter dated April 5, 2006.  Accordingly this comment has been reissued in its entirety:

We note your response to our prior comment number five issued in our letter dated February 10, 2006 and continue to be unable to concur with your conclusions.  The term “development” has specific meaning to companies in the oil and gas industries.  Paragraph 21 of SFAS 19 defines development costs as those incurred to obtain access to proved reserves. In the absence of proved reserves, you should characterize the status of your business and your projects in filings made with the Commission as being in the “exploratory stage” to avoid investor conclusions.  This also applies to the explanatory paragraph included in your revised audit opinion.  As such, we re-issue our prior comment numbers five and ten.

Response:

The Company will comply with this comment by replacing the term “development stage” with the term “exploratory stage” in all relevant places in the documents.

Note 12 – Commitments and Contingencies, page F-37

7.                                      Please expand your disclosure to identify your association with the spin-off of NFS.  We expect that this disclosure will identify that the transaction with Navidec contemplated the spin-off of NFS and that the spin-off may not have been in compliance with securities laws.  Please clarify your association with the spin-off and indicate the likelihood of any loss to you as a result of your association.  Provide disclosure of your conclusions using terms defined in SFAS 5.

Response:

The Company will comply with this comment by adding the following additional disclosure in the Commitments and Contingencies footnote:

On September 9, 2004 the day prior to the effective date of the Merger, Navidec assigned all of its pre-merger business operations, assets and liabilities to Navidec Financial Services, Inc. (“NFS”) and all issued and outstanding shares of NFS were subsequently transferred to the Navidec pre-merger shareholders of record as of September 9, 2004, for no cash consideration.

The transfer of NFS shares was effected by NFS to the pre-merger Navidec shareholders of record as of September 9, 2004. Consistent with the terms of the Merger Agreement, the Company had no control in the actions resulting in the transfer of the NFS shares and the Company believed, based on information provided by NFS and its advisors, that NFS had undertaken the necessary actions to comply with applicable registration requirements.  However, because a registration of the NFS shares was not effective at the time of the transfer of the NFS shares, and has still not become effective, it might be determined that the transfer of the NFS shares was made without full compliance with registration or qualification requirements under applicable securities laws. As a result, although the Company took no actions in connection with the transfer, because the Company is a successor by merger to Navidec, Inc., if regulatory authorities determine that the Company did not comply with applicable registration requirements in connection with the transfers, fines or other sanctions could be imposed on the Company with respect to the transaction.

While federal and state regulators might conclude that the Company was subject to responsibility for registration of the shares, the Company regards the possibility of liability arising from the distribution of the NFS shares as remote for the following reasons:

The Company took no action with respect to the transfer of NFS shares which, pursuant to the terms of the Merger Agreement, was agreed to be handled by NFS, including any necessary qualifications or registrations under applicable securities laws.  Further, the Company believed, based on information provided by NFS and its advisors, that NFS had undertaken to comply with all applicable registration requirements.  Additionally, the transfer, which was tantamount to a stock dividend to the pre-merger shareholders of Navidec, Inc., did not involve cash consideration, making a finding of any damage to shareholders unlikely.  Finally, it is the Company’s understanding that NFS is taking action to register the NFS shares and is communicating with the SEC to address this issue to the SEC’s satisfaction.

Although the Company regards the possibility of liability resulting from the transfer of NFS as remote, the Company does recognize that there may be a risk of such liability, and therefore cautions current and prospective Company shareholders of such risk.

Form 10-KSB

Consolidated Statements of Stockholders’ Equity, page 31

8.                                      We note that you have not responded to the following comment issued in our comment letter dated April 5, 2006.  Accordingly this comment has been reissued in its entirety:

We note your response to our prior comment number 14 issued in our letter dated February 10, 2006.  Please provide us with a quantified reconciliation of the historical capital structure of legal acquirer to that which is currently reported from December 31, 2003 through the date of the merger transaction.  We may have further comments.

Response:

The capital structure reported is that of the accounting acquirer, and not that of the legal acquirer. The merger transaction is being accounted for as a capital transaction, rather than a business combination.  Pursuant to Appendix B to the SEC Division of Corporation Finance Training Manual entitled, Accounting Disclosure Rules and Practices, an Overview, the transaction is equivalent to the issuance of stock by a private company for the net monetary assets of a public shell corporation, accompanied by a recapitalization.  The historical stockholders’ equity of the accounting acquirer (legal acquiree) prior to the merger is retroactively stated for the equivalent number of shares received in the merger by the accounting acquirer after giving effect to any difference in par value of the issuer’s and acquirer’s stock.  Share and related dollar amounts and the amounts of accumulated deficit are all amounts pertaining to the accounting acquirer.

The only difference between the historical capital structure of the accounting acquirer (i.e., BPZ Energy, Inc., a Texas Corporation, (“BPZ-Texas”) and the amounts reported in the BPZ Energy, Inc., a Colorado Corporation, (the “Company”) Consolidated Statement of Stockholders’ Equity, as of December 31, 2003, is that the outstanding shares of the Company have been recast from the historical amounts to reflect the shares received by the owners of BPZ-Texas in its recapitalization with Navidec, Inc. (“Old Navidec”) as a result of the merger transaction. The pre-merger common shares of BPZ-Texas and Old Navidec each had no par value.  From inception on August 20, 2001 until the recapitalization accomplished through the merger with Old Navidec on September 10, 2004, BPZ-Texas was a wholly-owned subsidiary of BPZ & Associates, Inc. (“Associates”).

The July 8, 2004 merger agreement between BPZ-Texas and Old Navidec provided that the outstanding shares of BPZ-Texas at the time of the merger would be exchanged for 9,000,000 shares of Old Navidec common stock (exclusive of earnout shares). Just prior to the recapitalization, the Company issued: (i) 2,857,642 shares of common stock to BPZ-Texas employees and contractors for prior services performed (expensed at the merger date, as noted in our response to your comment number 12 in our letter dated January 17, 2006); (ii) 1,802,376 shares of common stock upon conversion of $685,000 in existing debt; and (iii) 236,528 shares of common stock in exchange for $350,000 in cash and future consideration (the share issuances in items (ii) and (iii) above occurred prior to the merger and were included in the shares issued in the recapitalization of BPZ-Texas in exchange for the 9,000,000 shares of Navidec common stock; please refer to our response to your comment number 16 in our letter dated January 17, 2006).  The owners of Associates, the parent of BPZ-Texas, received the remaining 4,103,454 shares in Old Navidec for their outstanding 5,000 shares previously held.

As noted above, the financial statements have been recast to show the 4,103,454 shares received by the owners of Associates as the historical shares outstanding. The remaining share and dollar amounts shown in the Company’s Consolidated Statements of Stockholders’ Equity are the actual historical amounts for all periods. The following table summarizes the activity in the Company’s shareholders’ equity from December 31, 2003 to the date of the merger.

	Common Stock Issued		Additional Paid-in	Stock Subscription	Deficit Accumulated During the Development
	Shares	Amount	Capital	Receivable	Stage	Total

Balance, December 31, 2003	4,103,454	$1,000	$—	$—	$(365,899)	$(364,899)

Common stock issued for services	2,857,642	3,714,935	—	—	—	3,714,935
Conversion of long-term debt to common stock	1,802,376	685,000	—	—	—	685,000
Common stock issued for cash and future consideration	236,528	350,000	—	(230,825)	—	119,175
Net loss for period	—	—	—	—	(4,494,209)	(4,494,209)

Balance, September 9, 2004	9,000,000	4,750,935	—	(230,825)	(4,480,108)	(339,998)

On September 10, 2004, the Company was recapitalized through its merger with Old Navidec. The financial statements report all this activity at the historical amounts. The recapitalization transactions are addressed in more detail in the Company’s response to the staff’s subsequent comment number 12.

Consolidated Statements of Cash Flows, page 32

9.                                      We note that you have not responded to the following comment issued in our comment letter dated April 5, 2006.  Accordingly this comment has been reissued in its entirety:

We note your response to our comment number 16 issued in our letter dated February 10, 2006.  It appears from the response to our comment number 11, that the balance reflected on your Statement of Cash Flows pertaining to Advances to affiliates,” was for the purpose of obtaining your interest in SMC Ecuador and the remainder was for general and administrative expenses.  As you indicate in response to comment number 11, that no formal loan arrangement existed, it remains unclear why these cash flows do not represent investing and operating cash flows.  Please advise.

Response:

In its 2004 Form 10-KSB/A filed on January 17, 2006, the Company restated its Consolidated Statements of Cash Flows for 2004 to reclassify from financing activities amounts between affiliates pertaining to operating or investing activities (including amounts for general and administrative expenses and SMC Ecuador, respectively). The Company’s 2005 Form 10-KSB shows no activity in Advances to Affiliates in 2005 and reflects the restated amounts for 2004 and 2003 ($162,890 and ($449,270), respectively). As a result of the current restatement of the Company’s financial statements to allocate overhead from Associates to the Company (see response to comment 15 below), the remaining balances shown on the Consolidated Statements of Cash Flows as “Advances to affiliates” will be reclassified to operating activities in the Company’s Consolidated Financial Statements to be filed within its amended 2005 Form 10-KSB.

Note 1 – Basis of Presentation and Significant Accounting Policies

Stock Based Compensation, page 35

10.                               We note that you have not responded to the following comment issued in our comment letter dated April 5, 2006.  Accordingly this comment has been reissued in its entirety:

We note your response to our prior comment number 17 issued in our letter dated February 10, 2006.  It appears based on your response that you should revise your accounting policy disclosure to indicate, if true, that you account for stock based compensation in accordance with SFAS 123, rather than APB 25.

Response:

The Company accounts for stock based compensation in accordance with SFAS No. 123. The Company has revised its accounting policy disclosure in Note 1 under the caption “Stock-Based Compensation” to read as follows:

The Company accounts for stock based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).  As allowed under SFAS 123, we have elected to account for our stock-based compensation to employees using the intrinsic value method of accounting which bases compensation expense on the difference between the quoted market price of the award at the measurement date less the amount, if any, the employee is required to pay for the stock.   Equity instruments issued to non-employees for goods or services are accounted for at fair value at the date of grant.  The fair value for awards issued to non-employees is measured using a Black-Scholes valuation model.  Expense determined for employees and non-employees is recognized in the Company’s financial statements over the applicable service period.

As of December 31, 2005, stock-based awards to employees consisted of only restricted shares which were valued using the market price of the Company’s traded common stock on the date of grant. The fair value method would have yielded the same fair value and compensation expense as the intrinsic value method used; thus, no pro forma results of operations are required to be presented.

Beginning in 2006, we will be required to account for all transactions which result in the exchange of equity instruments for goods and services, including stock options granted to employees and directors, under SFAS 123(R), “Share-Based Payment.”  SFAS 123(R) requires that both employee and non-employee share-based transactions be measured at fair value and recorded as an expense over the service period.

Note 2 – Acquisition of Navidec, page 36

11.                               Please restate your financial statements for all periods subsequent to your September 2004 transaction with Navidec to reflect that you have not had an ownership interest in NFS.  This comment also applied to your annual and quarterly reports filed for all periods subsequent to your September 2004 transaction and all current reports filed on Form 8-K which include financial information regarding the September 2004 transaction.

Response:

The Company will comply with this comment by amending its Form 8-K/A (filed December 6, 2004), its Form 8-K/A (filed January 17, 2006), its 2005 Form 10-KSB and its Form S-1 (previously filed on Form SB-2) to exclude any ownership interest in Navidec Financial Services. In its amended 2005 Form 10-KSB, the Company will include an additional footnote disclosing the previously amended and newly restated quarterly numbers for each quarter subsequent to the September 2004 transaction. Since the restated quarterly amounts will be presented in the 2005 Form 10-KSB/A, the Company does not intend to restate its Form 10-QSB’s for 2005.

12.                               We note that you have not responded to the following comment issued in our comment letter dated April 5, 2006.  Accordingly this comment has been reissued in its entirety:

We note your response to our prior comment number 18 issued in our letter dated February 10, 2006.  Please reconcile the total purchase price allocation to the amounts recorded on your balance sheet and income statement as of December 31, 2004.

Response:

The Company has amended its description of the Merger with Navidec to clarify that it will be accounted for, in substance, as a capital transaction rather than a business combination.  The accounting is identical to that for a reverse merger, except that no goodwill or other intangibles are recorded.  Accordingly, the Company will comply with this comment by revising its previous disclosure of a purchase price allocation to show how the equity consideration issued or assumed by the Company was accounted for, including a reconciliation of any Merger costs to the Company’s balance sheet and income statement for the year ended December 31, 2004.

The Company will include the following revised disclosure within Note 2 to the Consolidated Financial Statements filed within its amended 2005 Form 10-KSB:

On July 8, 2004, Navidec and BPZ-Texas entered into a Merger Agreement (the “Merger Agreement”) which was consummated on September 10, 2004. The Merger was structured from a legal standpoint as the acquisition of BPZ-Texas by Navidec. However, the stockholder group of BPZ-Texas obtained majority ownership and management control of the combined Company so, in substance, the transaction was a recapitalization of BPZ-Texas rather than a business combination. This accounting treatment is identical to that resulting from a reverse merger of BPZ-Texas with Navidec under SFAS 141, except that no goodwill or other intangible asset has been recorded.  All financial statements presented herein represent the historical financial statements of the accounting acquirer, BPZ-Texas. BPZ-Texas entered into the Merger primarily to give it access to the public markets to finance its development activities in South America.

Immediately prior to the recapitalization of BPZ-Texas, Navidec transferred all its assets and liabilities to a subsidiary, Navidec Financial Services (“NFS”), which was not acquired by BPZ-Texas and was part of a planned spin-off to Navidec shareholders of record at the time of the Merger. The recapitalization of BPZ-Texas was accomplished by Navidec, which had 3,198,368 shares outstanding, issuing 9,000,000 shares of its common stock in a one-for-one exchange for all of the outstanding common shares of BPZ-Texas. As additional incentive for the shareholders of Navidec to enter into the Merger, NFS received an additional 662,149 shares of common stock of Navidec. In its recapitalization, BPZ-Texas assumed options to purchase 1,332,076 shares of Navidec common stock, which had previously been issued to employees, directors and consultants of Navidec and were outstanding on the date of the Merger. Under the terms of the Merger Agreement, the proceeds received from the exercise of these stock options are payable to NFS. BPZ-Texas also assumed outstanding warrants to purchase 1,129,000 shares of Navidec common stock. In addition, BPZ-Texas granted to NFS fully vested options to purchase 1,500,000 shares of common stock at an exercise price of $2.00 per share as compensation for certain investor relations services NFS agreed to provide from July 1, 2004 to July 1, 2005. All shares underlying such options and warrants are issuable as common stock of the Company.  See Note 8 — Stockholders’ Equity of the Notes to Consolidated Financial Statements for details about the stock options and warrants assumed or granted in connection with the Merger.

After the transfer of the assets and liabilities of Navidec to NFS, Navidec had no assets, liabilities or stockholders’ equity. The BPZ-Texas stock issued in connection with the acquisition was valued at $1.48 per share, which was the average closing price of Navidec’s common stock quoted on the OTCBB market during a five-day trading period beginning two trading days prior to the announcement of the Merger Agreement on July 8, 2004. Navidec was publicly traded and had a market for its equity while BPZ-Texas was privately owned. The stock options assumed and warrants issued or assumed were valued using the Black-Scholes model. Inputs into the Black–Scholes valuation model for the valuation of the warrants and stock options included the exercise price and remaining term for the stock options and warrants, and a volatility factor based on historical stock prices of Navidec. The Merger has been accounted for using the purchase method of accounting, in accordance with SFAS

No. 141. The results of operations of Navidec have been included in the Company’s results since September 1, 2004, for convenience purposes.

The following table summarizes the foregoing transactions as they were recorded in the year ended December 31, 2004:

		Income Statement	Balance Sheet
Description	Shares	Expensed	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Exploratory Stage
BPZ common stock issued to NFS	662,149	$979,980	$979,980	$—	$979,980
BPZ options issued to NFS (for investor relation services)	1,500,000	2,644,146	—	2,644,146	2,644,146
Assumption of Navidec stock options	1,332,076	4,275,964	—	4,275,964	4,275,964
Assumption of Navidec warrants	1,129,000	214,510	—	214,510	214,510
Common stock issued to Navidec shareholders	3,198,368	—	—	—
Total purchase consideration		$8,114,600	$979,980	$7,134,620	$8,114,600

13.                               We note that you have not responded to the following comment issued in our comment letter dated April 5, 2006.  Accordingly this comment has been reissued in its entirety:

We note your response to our prior comments numbers 19 and 20 issued in our letter dated February 10, 2006.  Please clarify if the exercise of the legacy stock options of Navidec will result in the issuance of BPZ Energy, Inc. (Colorado) shares or shares of NFS.  In addition, please tell us if any obligations associated with unexercised stock options and warrants remain with BPZ after the spin-off of NFS has been consummated.  It may be helpful to contact us at the telephone numbers provided at the end of this letter to facilitate our understanding of these arrangements.

Response:

The Company will change its Acquisition of Navidec footnote to clarify that the exercise of the legacy stock options and warrants of Navidec will result in the issuance of BPZ Energy, Inc. (Colorado) shares (i.e., the Company’s shares). Subsequent to the NFS spin-off, which was consummated on September 9, 2004, the Company continues to have an obligation to issue its shares upon the exercise of the legacy stock options and warrants of Navidec and such outstanding share amounts are disclosed in the Shareholders’ Equity footnote.

14.                               We note that you have not responded to the following comment issued in our comment letter dated April 5, 2006.  Accordingly this comment has been reissued in its entirety:

It appears that certain warrants issued by the Company may contain embedded derivatives that you should evaluate under SFAS 133 and EITF Issue 00-19.  Please provide us with your analysis of all the provisions of your warrant indenture in order to determine whether there are provisions that are embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133.  Please tell us all of the embedded derivatives you identified during your review of the agreement and how you evaluated each provision.  Refer to a discussion of Classification and Measurement of Warrants and Embedded Conversion Features in our Current Accounting and Disclosure Issues in the Division of Corporation Finance which can be located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Response:

In connection with its recapitalization accomplished through its merger with Navidec, the Company assumed outstanding warrants to purchase 564,500 shares of common stock at an exercise price of $2.00 per share and 564,500 shares of common stock at $4.00 per share (collectively, referred to hereafter as the warrants).  The Company recorded an expense of $214,346 which represented the fair value of these warrants at the time of the transaction.

The warrants are equity instruments that meet the scope exception in paragraph 11 of FAS 133; however, the Company reviewed all provisions of the respective agreements to determine whether paragraphs 12-32 of EITF Issue 00-19 affect the Company’s accounting for these instruments.

The Company noted the following provisions of the warrants for further consideration:

•                  If the closing bid price of the Company’s common stock is equal to or above the warrants’ respective exercise price for 10 consecutive trading days at any time prior to the expiration date, the Company may call the warrants to be exercised by the holders thereof.  If the holder does not exercise the warrants within 30 days of the call date, they will expire.

•                  The Company agrees to use all reasonable efforts to file a registration statement with the Securities and Exchange Commission to register the underlying shares within 90 days, and be declared effective within 180 days, of the completion of the offering of the warrants.  The expiration date of the warrants will be extended one day for each day in excess of the 180 days that the registration statement is not declared effective.

•                  Purchase price and underlying shares of the warrants are subject to adjustment in the case of stock dividends, stock splits or other reclassification or reorganization that may occur in order to give effect to any such transaction.

•                  If at any time a capital reorganization, merger or sale (among other events) occurs in which all or substantially all of the Company’s assets are sold, the holder of the warrants will be entitled to receive upon conversion of such warrants, the number of shares of stock or other securities or property resulting from such transaction to which a holder of common stock deliverable upon conversion would have been entitled.

•                  The Company will at all times reserve and keep available out of its authorized but unissued shares of common stock, such number of shares of common stock as shall be issuable upon the exercise of the warrants.

Upon review of the provisions above and EITF Issue 00-19, the Company identified no embedded derivatives with respect to the warrants based on the following conclusions: (i) settlement of the warrants in unregistered shares is permitted and there is no requirement of the Company to pay liquidating damages to the holder in the event the Company’s registration statement is not declared effective in the time specified; (ii) there are no provisions for net-cash settlement or cash payments to the counterparty under any circumstance other than the sale of the Company, at which time, the holders of both the warrants and underlying common stock of the Company would both receive the same consideration upon conversion; (iii) the Company has agreed to and has maintained sufficient authorized and unissued shares available to settle the warrants in the event the purchase price and number of warrants is adjusted; and (iv) there is no requirement for collateral to be posted at any point or for any reason.

In our Form 10-KSB’s for the fiscal years ended December 31, 2004 and December 31, 2005, the Company mistakenly describes stock options (the “NFS Options”) to purchase 1,500,000 shares of BPZ Energy, Inc. (f/k/a Navidec, Inc.) common stock at an exercise price of $2.00 per share that were issued to NFS in connection with a Business Consulting Agreement as “warrants.” The Company will change its description of such stock options in its amended filing.

The Company has considered the provisions of EITF Issue 00-19 as they relate to the NFS Options and does not believe any embedded derivatives exist with respect to the NFS options. The provisions of the NFS Options require the Company to register the common shares underlying the Options in the next registration statement filed by the Company.  In addition, NFS may make a one-time demand that the Company register such shares if the shares underlying the NFS Options were not registered by March 1, 2005.  However, in either case, the Company is not required to pay liquidating damages in the event such registration does not occur or the Company fails to maintain such registration statement effective for a period not less than two years or until all of the shares are free trading or sold.

15.                               We note your response in your letter dated June 13, 2006 regarding your affiliation with BPZ & Associates.  Your response letter indicated that the company is continuing to evaluate any potential adjustments associated with expense allocations between entities under common control.  Please provide us with an understanding of your conclusions.

Response:

The Company has completed its evaluation of the historical costs of BPZ & Associates (“Associates”), the former parent of BPZ Energy, Inc., a Texas corporation (“BPZ-Texas”), and has concluded that the financial statements of the Company should be restated to include additional cost allocations from Associates in accordance with SAB Topic 1.B.  The Company will include the following disclosure in Note 9 – Affiliate and Related Party Transactions of the Consolidated Financial Statements filed within its amended 2005 Form 10-KSB and Registration Statement on Form S-1:

The Company has identified costs that were incurred on its behalf by BPZ & Associates (“Associates”), BPZ-Texas’ parent prior to the merger with Navidec.  Associates incurred certain costs in support of the BPZ-Texas’ activities from its inception in August 2001 until the merger with Navidec on September 10, 2004. Specific costs incurred by Associates on behalf of BPZ-Texas have been allocated to the BPZ-Texas’ financial statements. Additionally, all of Associates’ costs on BPZ-Texas’ projects in excess of third party reimbursements were allocated to BPZ-Texas in an effort to reflect all the costs of doing business.  The Company believes its allocation methodology is reasonable.  The total costs allocated from Associates to BPZ-Texas were as follows:

	August 20, 2001 to December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	January 1, 2004 to September 10, 2004
Costs Allocations from Associates to BPZ-Texas:	$85,355	$—	$441,058	$685,575

The results of the allocation appear reasonable based on the level of activity of Associates pertaining to the operations of BPZ-Texas.  In 2001, Associates incurred costs on behalf BPZ-Texas during the initial organization and set-up of BPZ-Texas. In 2003, Associates incurred significant costs on behalf of BPZ-Texas during negotiations with the Peruvian government in which BPZ-Texas became the operator and 100% owner of a concession in Peru, effective December 2003. From December 2003 through September 10, 2004, both Associates and BPZ-Texas incurred additional costs as a result of BPZ-Texas’s increased ownership in another concession in Peru.

The Company will also provide a description of this restatement and the affect on the financial statements within the Restatement Note included in its amended 2005 Form 10-KSB.

We appreciate your consideration of this response.  If you have further questions or comments, please contact the undersigned at (713) 308-0109.

Very truly yours,

ADAMS AND REESE LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc:	Ms. Mellissa Campbell Duru
Mr. Kevin Stertzel
Ms. Jill Davis
United States Securities and Exchange Commission

Mr. Manuel Zuñiga
Mr. Ed Caminos
BPZ Energy, Inc.

Mr. David C. Baggett
Opportune LLP